SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	April	, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 — 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F [   ]    Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]    No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: April 28, 2003	By:	“H.W. LEMIEUX”

(Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL”

(Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FORM: 3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual
	Mr.	van der Veer	Jeroen	J.

	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☒	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual			Effective Date of Change

	Director			2003-04-24

CHECK HERE ☐	Deletion (termination or resignation)

	Position — identify position(s) from which the individual resigned or was terminated			Effective Date of Change

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual			Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Jane M. Coull

PHONE / EMAIL	403-691-3456/Jane.Coull@shell.ca

DATE	2003-04-24

FORM: 3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual
	Ms.	Goodreau	Ida	J.

	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☒	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual			Effective Date of Change

	Director			2003-04-24

CHECK HERE ☐	Deletion (termination or resignation)

	Position — identify position(s) from which the individual resigned or was terminated			Effective Date of Change

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual			Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Jane M. Coull

PHONE / EMAIL	403-691-3456/Jane.Coull@shell.ca

DATE	2003-04-24

FORM: 3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual
	Mr.	Stewart	Robert	T.

	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual			Effective Date of Change

CHECK HERE ☒	Deletion (termination or resignation)

	Position — identify position(s) from which the individual resigned or was terminated			Effective Date of Change

	Director			2003-04-24

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual			Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Jane M. Coull

PHONE / EMAIL	403-691-3456/Jane.Coull@shell.ca

DATE	2003-04-24

FORM: 3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual
	Mr.	Sprague	Robert	M.

	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual			Effective Date of Change

CHECK HERE ☒	Deletion (termination or resignation)

	Position — identify position(s) from which the individual resigned or was terminated			Effective Date of Change

	Director			2003-04-24

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual			Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Jane M. Coull

PHONE / EMAIL	403-691-3456/Jane.Coull@shell.ca

DATE	2003-04-24

FORM: 3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual
	Mr.	Kerr	David	W.

	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☒	Addition (new appointment)

	Position — identify position(s) now held, or to be held, by the individual			Effective Date of Change

	Director			2003-04-24

CHECK HERE ☒	Deletion (termination or resignation)

	Position — identify position(s) from which the individual resigned or was terminated			Effective Date of Change

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual			Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Jane M. Coull

PHONE / EMAIL	403-691-3456/Jane.Coull@shell.ca

DATE	2003-04-24